

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2023

Nochum Greenberg
Chief Executive Officer
International Star, Inc.
8 The Green, Suite A
Dover, DE 19901

**Re: International Star, Inc.
Draft Offering Statement on Form 1-A
Submitted December 21, 2022
CIK No. 0001100788**

Dear Nochum Greenberg:

We have reviewed your draft offering statement and have the following comment.

Draft Offering Statement on Form 1-A submitted December 21, 2022

General

1. We note statements on your offering circular and your website indicating that you are a development stage company whose strategic objective is to acquire, merge with and build revenue and cash flow producing companies. The offering circular also indicates that you intend to use the proceeds from this offering to finance future mergers and acquisitions and to identify and acquire additional targets. Please note that Rule 251(b)(3) of Regulation A excludes an issuer that is a development stage company that either has no specific business plan or purpose, or has indicated that its business plan is to merge with or acquire an unidentified company or companies. Accordingly, it does not appear that you are eligible to conduct an offering pursuant to Regulation A at this time. We suggest that you withdraw the offering statement.

You may contact Benjamin Holt at 202-551-6614 or Pam Long at 202-551-3765 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Zvi Raskin